Exhibit 12.1

MGE Energy, Inc.

Ratio of Earnings to Fixed Charge
Nine Months Ended September 30, 2002
(In thousands)

Earnings
Income before interest expense, net of ATC equity earnings	$32,575
Add:
Income tax items	15,168
Income tax on other income	1,382
Income distribution from equity investee	2,146
AFUDC - borrowed funds	156
Interest on rentals*	687
Amortization of debt discount	321
Total earnings before interest and taxes	$52,435

Fixed Charges
Interest on long-term debt	$8,856
Amortization of debt discount	321
Other interest	393
Interest on rentals*	687
Total fixed charges	$10,257

Ratio of Earnings to Fixed Charges	5.11x

*Represents one-third of the total rental expense.